May 20, 2009

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attn:	Mr. Jeffrey P. Riedler
Ms. Suzanne Hayes
Ms. Laura Crotty

Re:	Sunesis Pharmaceuticals, Inc. (the “Company”)
Preliminary Proxy Statement Filed on May 8, 2009
File No. 000-51531

Ladies and Gentlemen:

We are transmitting for filing the Definitive Proxy Statement on Schedule 14A that relates to the above-captioned Preliminary Proxy Statement on Schedule 14A, filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 8, 2009.  We are sending copies of this letter and the Definitive Proxy Statement in the traditional non-EDGAR format and will forward a courtesy package of these documents for the staff of the Commission (the “Staff”), in care of Ms. Crotty.

The Definitive Proxy Statement incorporates revisions to the Company’s disclosures on pages 12 and 17 thereof in response to your comment, received by letter dated May 12, 2009 (the “Comment Letter”), as discussed with the Staff. We have incorporated the text of the Staff’s comment from the Comment Letter into this letter for your convenience.

1.
Please revise your disclosure to describe any plans, arrangements or understandings relating to the issuance of the newly authorized shares that would be available as a result of the proposed reverse stock split and the proposed increase in authorized shares. If you have no such plans, arrangements or understandings, please revise your disclosure to so state.

The disclosures on pages 12 and 17 of the Definitive Proxy Statement have been revised in response to the Staff’s comment.

U.S. Securities and Exchange Commission
May 20, 2009

As directed in the Comment Letter, the Company is acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please do not hesitate to contact the undersigned at (650) 266-3500 or Nicole Brookshire at (617) 937-2357 of Cooley Godward Kronish LLP, the Company’s legal counsel, if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Daniel N. Swisher, Jr.

Daniel N. Swisher, Jr.
Chief Executive Officer and President

cc:	Eric H. Bjerkholt, Sunesis Pharmaceuticals, Inc.
Nicole C. Brookshire, Esq., Cooley Godward Kronish llp